Peak Resources LP

1910 Main Avenue

Durango, Colorado 81301

July 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Peak Resources LP

Request to Withdraw Registration Statement on Form S-1

File No. 333-282129

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 as amended (the “Securities Act”), Peak Resources LP, a limited partnership formed under the laws of the State of Delaware (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-l together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 16, 2024.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Jack E. Vaughn, Chief Executive Officer, Peak Resources LP, at 1910 Main Avenue Durango, Colorado 81301 (or via email at jvaughn@colopeaks.com), with a copy to Jesse E. Betts, Willkie Farr & Gallagher, LLP, 2828 Routh Street, Dallas, TX, 75201 (or via email at jbetts@willkie.com).

* * *

Please do not hesitate to contact Jesse E. Betts via telephone at (214) 233-4537 or via email at jbetts@willkie.com if you have any questions regarding the foregoing or if we can provide any additional information.

Respectfully Submitted,

Peak Resources LP

By:	/s/ Jack E. Vaughn
Name: Jack E. Vaughn
Title: Chief Executive Officer

cc:	Jesse E. Betts, Willkie Farr & Gallagher LLP